Free Writing Prospectus

VanEck Merk Gold Trust

2020-08-05 VanEck  - CNBC Interview - Bob Pisani

0001546652

Pursuant to 433/164

333-238022

Bob Pisani:

Gold ETF has seen massive inflows, the Spider Gold Trust. This is the biggest gold ETF, the bullion ETF. It's up 33% this year. Now the sixth largest ETF in the United States. Who would have thought, Jan? And I- you're very involved in this whole business. You have a bunch of ETFs around gold, including the Gold Miners, but I want us to bring up your point from last week. You had a paper out saying gold could go from, what, it's $1,900 today to about $3,000? What is driving that sentiment? And can you explain to us briefly why you've just turned, or why you've become even more bullish?

Jan van Eck:

Well, look, I think, uh, gold competes ... I'm oversimplifying here, but gold competes against interest rates. If interest rates are high, gold, which pays basically no interest rate, becomes less attractive. As interest rates vector towards zero, which they are now, then gold's relative appeal grows. It's really that- it's really that straight forward.

Jan van Eck:

Now, what's hard for people to understand, I think, is it's not just the nominal interest rates or the interest rates you see on TV. It's real interest rates. And so, real interest rates, as we saw in the inflationary cycles of the '70s, went to minus four or minus 5%. Just because of the math, you can't get there in the deflationary cycle. So right now we have negative real rates of about 1% and maybe they can get to 2%. But negative rates are still good for gold so that's why we don't think it's going to be a blowout like the '70, where gold would go up four or five, six, seven times in a cycle. But we think rising two to three times in a cycle is completely reasonable, given that it's clearly in a bull market.

Bob Pisani:

And Jan, or Tom or, Ben, anyone who wants to jump in, is it fair for me to complain that the gold bugs keep trying to change this- the argument? It used to be it was good for inflation and now Jan's making an argument it may be good for deflation too. Am I being boorish by pointing out that it's heads, gold wins; tails, gold-gold-gold win. I mean, can-can you really actually claim it's-it's everything?

Tom Lydon:

Yeah, well, I-I think you need to talk ... Go ahead, then.

Jan van Eck:

I just want to defend myself really quickly. I'm not always gold bullish. So we became gold bullish in the summer of 2019 when the technicals supported the Fed stimulus. And I will say on the risk side that higher rates will be bad for gold. The gold bull market will end when rates start going higher. Now the Fed said, we're not thinking about raising rates so we think it's going to be a longer cycle, but that's the risk to the trade. So I'll turn it over.

Bob Pisani:

Sure.

Tom Lydon:

Yeah, and just to add, you know, we may be in a stagflation environment as well. When you think about the unemployment numbers, the low economic growth, and as Jan mentioned, with low interest rates

and the potential for inflation creeping in that all lines up their other stagflationary periods over time where gold has done really, really well.

Bob Pisani:

Yeah. You've written about gold in the past in your blog. You've noted that gold tends to do better during periods when the dollar is weaker. Yet this, excuse me, when the doll- Uh, you-you've written about gold, that the strong dollar is generally not good for gold. And yet this year we've seen a somewhat weaker dollar and gold is also out-outperform. So can you sort of explain that or is the dollar only a small component and what makes gold move? It looks like we're having trouble getting Ben. Anybody wants to ...

Tom Lydon:

Yeah.

Bob Pisani:

you know, jump in, because Ben had- Ben had writ-

Tom Lydon:

Yeah. Yeah, if I can jump, Bob, you know, one thing that I think we don't want to overlook is the pure supply and demand aspect of this. World Gold Council does a great job every month of being able to produce real reports about how much gold is being bought out there in the marketplace. It's not just central banks. It's not just individual investors like us. Jewelry demand continues to be strong in emerging market countries. And with that, that's also supporting the price. And ultimately it's getting more and more expensive to get an ounce of gold out of the ground. And with that increased demand, we're going to continue to see the prices advance as well. So that the fundamental and economic-

Bob Pisani:

Yeah.

Tom Lydon:

... aspects of it, but definitely demand from an acquisition standpoint.

Bob Pisani:

And-And Jan, can you address that supply issue that Tom brought up because there is- it's obviously a supply demand thing going on here. Tom said it's more difficult to get gold out. Is it because there's less gold to actually mine? Or is it harder to get at? What is it that this supply is getting a little tougher to provide?

Jan van Eck:

Yeah, there's ... There haven't been major discoveries for many years now. That's number one. The amount of gold per ton of dirt is at much lower levels than it used to be. But, you know, I hate to quote my dad, but he has to say, "You know, all the gold that's ever been produced is sitting around somewhere." So at the right price, there's always enough supply, to drive prices lower. So, we don't-

Bob Pisani:

Yeah.

Jan van Eck:

... we, I tend to focus more on the relative attractiveness rather than the supply demand, but you know, some of the factors that Tom mentioned are no doubt important.

Tom Lydon:

Yeah. And one final thing there, Bob-

Bob Pisani:

I did a gold, uh-

Tom Lydon:

If I could?

Bob Pisani:

Yeah.

Tom Lydon:

The importance between investing in the spot gold price itself and then the miners, and then the difference between the miners. The-The large miners that we see in GDX are quite different than the junior miners. And during times when gold's advancing, there's a lot of pressure on those large miners to gobble up the smaller miners. So again, if you're diversified and you're looking to maybe participate in other ways with the advancement of the price of gold, junior miners tend to get gobbled up during these periods of time.

Bob Pisani:

Yeah. And that's a key point about the difference between investing in gold and gold miners, Jan. You've got the gold miners, the GDX and the junior gold miners. I guess what the-the key point being, aside from the-the-the-the-the issue about, MNA activity, it's gold stocks are still stocks, no matter what you say and what anybody says, and they can still be subject to the vagaries of the stock market. I'm just trying to get you to make the distinction between investing in gold and gold mining stocks and how they can be somewhat different sometimes depending upon even how people are perceiving the stock market in general. Could you just give us 30 seconds on that?

Jan van Eck:

Yeah, if you want a, you know, gold ... put differently, gold bullion has much lower correlation to the rest of your portfolio than gold mining stocks, that's, that's for sure on a day to day basis. But if you're in it for total return, the gold miners generally will give you more returns.

Jan van Eck:

You know, the other thing that worries me about, would worry me about gold besides higher interest rates, is signs of a lot of froth in the market. And you ... there have been a lot of inflows, but I will say

that from what we see in the gold mining stocks, they're still far from froth, that you've seen in other cycles.

Bob Pisani:

Yeah, good point.

Jan van Eck:

We've got a long, long ways to go from what we're seeing.

Bob Pisani:

Yeah. We were talking about limited supply. I had done a special on gold, a big hour-long special, almost 10 years ago, nine years ago. And at that time, the World Gold Council had mentioned to me that the total supply of gold ever manufactured would fit into two Olympic-sized swimming pools. That's a really good way of indicating how really limited the supply is. Think about this. The total supply of gold ever manufactured on earth would fit into two Olympic sized swimming pools. So it's really actually a remarkably small, quantity.

Bob Pisani:

Ben, I think we've got you back here. You've written about gold in the past, and you've noted that the-the gold does not do well in periods when the dollar is strong and yet this year, the dollar has been fairly weak and gold's outperformed. Any thoughts on that, or is the dollar only peripheral in this particular circumstance?

Ben Carlson:

No, I think actually if-if the dollar continues to fall, it could juice golden turns. So I looked at over the last 50 years or so, half of the years roughly the dollar increase has happened, then it decreases. When the dollar rose, the average returns for an annual turning gold was a loss of about 1%. And in the years when the dollar fell, gold was actually up around 18% for a year.

Bob Pisani:

Oh, okay.

Ben Carlson:

So that is a really good dollar hedge.

Bob Pisani:

Yeah.

Ben Carlson:

So we have these things like, you know, you check real interest rates and inflation and all these things, but, gold is actually a really good hedge against the falling U.S. dollar.

Bob Pisani:

Good.

Ben Carlson:

So if the dollar continue to fall, the…

Bob Pisani:

So your point is there's a very good correlation between the dollar and gold inverse. When the dollar is weak, gold tends to be strong. Is that ... That was your point, right?

Ben Carlson:

Correct. Yep.

Bob Pisani:

Okay.

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